Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 13, 2012

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 18, 2011 File No. 333-175800

Dear Ms. Long:

On behalf of our client, Momentive Performance Materials Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement and Amendment No. 3 reflects such revisions.

Should you have any questions regarding Amendment No. 3, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or the undersigned at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Douglas A. Johns, General Counsel
douglas.johns@momentive.com
Momentive Performance Materials Inc.

David S. Huntington, Partner
dhuntington@paulweiss.com
Paul, Weiss, Rifkind, Wharton & Garrison LLP